Exhibit 99.60

LARGO RESOURCES LTD.

Voting Results for the Special Meeting of Shareholders Held on March 1, 2021

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the special meeting of shareholders (the “Meeting”) of Largo Resources Ltd. (the “Corporation”) held by live webcast on March 1, 2021.

Consolidation of Common Shares

A special resolution (the “Share Consolidation Resolution”) was passed authorizing the Corporation to amend its articles to consolidate the Corporation’s outstanding common shares based on a ratio of one post-consolidation common share for up to every ten (10) pre-consolidation common shares held (the “Share Consolidation”), with the precise consolidation ratio and timing of implementation to be determined by the Corporation’s board of directors. The Share Consolidation Resolution conferred discretion on the board of directors to implement the Share Consolidation until March 21, 2022. The results of the vote were:

Outcome	Votes For	%	Votes Against	%
Approved	432,868,875	99.71%	1,260,965	0.29%